1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 9, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 9, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2017: On a consolidated basis, revenues for May 2017 were approximately NT$72.80 billion, an increase of 28.0 percent from April 2017 and a decrease of 1.1 percent from May 2016. Revenues for January through May 2017 totaled NT$363.58 billion, an increase of 5.7 percent compared to the same period in 2016.

TSMC May Revenue Report (Consolidated):

(Unit:NT$ million)
Period	May 2017	April 2017	M-o-M Increase (Decrease) %	May 2016	Y-o-Y Increase (Decrease) %	January to May 2017	January to May 2016	Y-o-Y Increase (Decrease) %
Net Revenues	72,796	56,872	28.0	73,576	(1.1)	363,582	343,914	5.7

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016
May	Net sales	72,795,974	73,575,784
Jan. - May	Net sales	363,582,307	343,914,455

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	42,951,078	5,518,750

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	363,878,341	37,138,219

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	30,936,761	7,258,400
	Mark to Market Profit/Loss	274,287	(63,916)
	Unrealized Profit/Loss	196,635	(74,893)
Expired Contracts	Notional Amount	138,101,737	38,548,381
	Realized Profit/Loss	278,146	154,753
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	11,157,489
	Mark to Market Profit/Loss	117,883
	Unrealized Profit/Loss	139,466
Expired Contracts	Notional Amount	41,413,789
	Realized Profit/Loss	119,086
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	331,353
	Mark to Market Profit/Loss	283
	Unrealized Profit/Loss	4,829
Expired Contracts	Notional Amount	1,413,486
	Realized Profit/Loss	17,387
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair- value-through-profit-or- loss under designation
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	5,409,935
	Mark to Market Profit/Loss	—	64,115
	Unrealized Profit/Loss	(4)	52,899
Expired Contracts	Notional Amount	1,133,552	9,699,940
	Realized Profit/Loss	1,817	30,388
Equity price linked product (Y/N)		N	N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	2,501,623
	Mark to Market Profit/Loss	23,437
	Unrealized Profit/Loss	23,437
Expired Contracts	Notional Amount	653,496
	Realized Profit/Loss	21,320
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(55,680)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,261,455
	Mark to Market Profit/Loss	4,098,027
	Unrealized Profit/Loss	(17,992)
Expired Contracts	Notional Amount	7,844,958
	Realized Profit/Loss	(39,847)
Equity price linked product (Y/N)		N